Exhibit 22.1

List of Guarantors and Subsidiary Issuers of Guaranteed Securities

The subsidiary of Janus Henderson Group plc identified in the table below has issued the debt securities listed opposite such subsidiary issuer. Janus Henderson Group plc has fully and unconditionally guaranteed all such securities.

Subsidiary Issuer	Guaranteed Securities
Janus Henderson US (Holdings) Inc.	5.450% Senior Notes due 2034